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                          October 3, 2022

       Andrey Zarur
       President and Chief Executive Officer
       GreenLight Biosciences Holdings, PBC
       200 Boston Avenue
       Medford, MA 02155

                                                        Re: GreenLight
Biosciences Holdings, PBC
                                                            Registration
Statement on Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-267619

       Dear Andrey Zarur:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John D. Hancock, Esq.